Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

US Elemental Announces Highly Encouraging Magnesium Testwork Results from the McDermitt Lithium Project

Testwork Converts a Magnesium Stream Previously Treated as Waste into High-Purity Magnesium Oxide, Establishing an Initial Proof of Concept for a Potential Higher-Value By-Product at McDermitt

New York, New York, August 24, 2026 – HiTech Minerals Inc. (“HiTech Minerals”), a wholly owned subsidiary of Jindalee Lithium Limited (“Jindalee”) (ASX: JLL), and Constellation Acquisition Corp I (“Constellation”) (OTCPK: CSTAF), a special purpose acquisition company sponsored by affiliates of Antarctica Capital, LLC (“Antarctica”), today announced that high-grade magnesium oxide (“MgO” or “Magnesia”) has been successfully produced from ore from the McDermitt Lithium Project (“McDermitt” or the “Project”). Upon completion of the proposed business combination between HiTech Minerals and Constellation (the “Transaction”), the Project will be held by US Elemental Inc. (“US Elemental” or the “Company”), a newly formed U.S. lithium development company focused on advancing large-scale domestic lithium resources, which is expected to list on Nasdaq under the ticker symbol “ULIT”.

The result is an important proof of concept in the Company’s magnesium value-optimization program. McDermitt contains a substantial magnesium endowment, and previous pre-feasibility study (“PFS”) testwork confirmed that magnesium can be efficiently extracted alongside lithium using sulphuric-acid leaching, with extraction of up to 97.2% reported from representative mineralized units. The PFS nonetheless treated magnesium as waste, removing it from the process as magnesium sulphate (“MgSO4”) with no revenue credit applied. This latest work demonstrates a potential route to convert that stream into MgO, an important feedstock for primary magnesium metal production as well as a range of established industrial applications, including refractories. Further testwork, engineering, and commercial assessment are required to establish product specifications, scalability, and commercial viability at McDermitt.

LATEST TESTWORK RESULTS

Testwork undertaken by Kemetco Research Inc. investigated producing MgO from MgSO4 brine samples produced from McDermitt ore using two approaches: (1) adding carbonates to the brine to precipitate magnesium carbonate followed by a calcination stage to produce MgO, and (2) crystallizing hydrated MgSO4 from the brine, followed by thermal conversion to anhydrous MgSO4 ahead of a reductive calcination stage to produce MgO. Both approaches produced MgO grades greater than 93%, with the highest grade reaching 93.4% MgO, while conversion in the calciner for both approaches was very high, with values reaching 99.95%.

The latest results provide a technical basis to assess whether a magnesium stream previously treated as waste can instead be converted into potentially higher-value magnesium products. If viable, McDermitt could contribute to strengthening U.S. magnesium supply chains while creating an opportunity to assess reagent recycling and a potential magnesium by-product credit, while at the same time significantly reducing long-term waste storage requirements and associated costs. No commercial viability or economic benefit has yet been established.

MAGNESIUM: A STRATEGIC U.S. SUPPLY-CHAIN ISSUE

Magnesium metal is important to U.S. industrial, defense, and advanced-manufacturing supply chains, with key uses including aluminum alloys, automotive lightweighting, aerospace components, titanium production, steel desulphurization, military flares, and other specialist applications. The U.S. supply chain is exposed to substantial concentration and import risk, with China controlling approximately 90% of global magnesium supply. US Magnesium LLC, previously the only domestic producer of primary magnesium, ceased operations in 2022 and filed for Chapter 11 bankruptcy protection in September 2025, leaving the U.S. supply chain vulnerable to disruption. Magnesium metal is ranked in the highest risk category of the 84 mineral commodities assessed in the U.S. Geological Survey’s 2025 draft list of Critical Minerals and is included on the Critical Materials List published by the U.S. Department of Energy.

Given McDermitt’s substantial magnesium endowment, the ability to produce MgO from McDermitt-derived magnesium sulphate is strategically encouraging, offering a potential pathway to help de-risk the U.S. magnesium metal supply chain.

INDEPENDENT MARKET ANALYSIS SUPPORTS PRODUCT STRATEGY

Jindalee has commissioned preliminary independent market analysis to help inform its magnesium product strategy and identify potential higher-value pathways for magnesium recovered at McDermitt. The analysis supports MgO as a logical product for further evaluation: magnesia is the largest of the magnesium compound markets by volume, spanning refractory, industrial, and environmental applications, with the U.S. being a net importer. This work has helped guide the current technical and commercial assessment of magnesium-product pathways.

NEXT STEPS

●	Complete further market and engineering studies to assess the financial viability of producing magnesium by-products, including operating cost impacts, capital efficiency, market demand, and overall Project economics

●	Undertake additional testwork designed to further improve on these initial results

●	Update the Mineral Resource estimate to include magnesium

Further updates from these work programs are expected in the fourth quarter of 2026.

Ian Rodger, Chief Executive Officer of Jindalee and incoming Chief Executive Officer of US Elemental, commented:

“These results are a significant technical step in assessing the magnesium opportunity at McDermitt. We have demonstrated a potential pathway to convert magnesium from a stream treated as waste in the PFS into a high-purity MgO product. Magnesium is strategically important to U.S. industrial and defense supply chains, yet the country remains exposed to a concentrated and import-dependent supply base. Given McDermitt’s substantial magnesium endowment, we believe this opportunity warrants further work. It is too early to draw concrete conclusions on commercial viability or Project economics, but our next phase will focus on completing the work necessary to decide whether a magnesium by-product will be incorporated into the upcoming McDermitt Feasibility Study. Subject to those studies, we are encouraged by the potential to evaluate reagent recycling and the introduction of a material magnesium by-product credit at McDermitt.”

ABOUT US ELEMENTAL

US Elemental Inc. is expected to be a U.S. lithium development company focused on advancing large-scale domestic lithium resources. The Company’s portfolio includes the McDermitt Lithium Project in Oregon and the Clayton North Project in Nevada, which are positioned to support growing demand for battery materials and critical minerals in the United States.

ABOUT JINDALEE

Jindalee Lithium Limited is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the U.S. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. In November 2024, the Company completed a Pre-Feasibility Study (PFS) confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy.

ABOUT CONSTELLATION ACQUISITION CORP I AND ANTARCTICA CAPITAL

Constellation Acquisition Corp I is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination. Constellation is led by executives of Antarctica Capital, an international investment firm headquartered in New York with $10 billion of assets under management as of December 31, 2025. Antarctica is dedicated to investments in public and private markets and the establishment of long-term capital vehicles to leverage this investment focus. For more information about Constellation, visit https://constellationacquisition.com. For more information about Antarctica, visit https://antarcticacapital.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) the potential assessment of reagent recycling and introduction of a material magnesium by-product credit at McDermitt; (3) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of the Company following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (4) the sources and uses of cash of the Transaction; (5) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (6) statements regarding the Company’s operations following the Transaction; (7) the amount of redemption requests made by Constellation’s public shareholders; (8) current and future potential commercial relationships; (9) plans, intentions or future operations of the Company or HiTech Minerals, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (10) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (11) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, the Company and HiTech Minerals (together, the “Contracting Parties”); (12) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (13) the ability to meet stock exchange listing standards following the Transaction; (14) the risk that the Transaction disrupts current plans and operations of Constellation, the Company or HiTech Minerals; (15) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (16) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 (the “Registration Statement”) and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and the Company filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of the Company in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release (i) is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and (ii) is not a substitute for the Registration Statement or for any other document that Constellation and/or the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

US Elemental:

Investors & Media

Bryan Baritot

Alliance Advisors IR

USElementalIR@allianceadvisors.com

Constellation:

Investors/Media

Pro-AntarcticaPR@prosek.com

4